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[                   ], 2017

Al Frank Dividend Value Fund
Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

Al Frank Fund
Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the Al Frank Dividend Value Fund (the “Acquired Fund”), a series of Northern Lights Fund Trust II, a Delaware statutory trust (the “Trust”), to the holders of the shares of beneficial interest (“Acquired Fund Shares”) of the Acquired Fund (the “Acquired Fund Shareholders”), and to the Al Frank Fund (the “Acquiring Fund”), also a series of the Trust, in connection with the proposed transfer of all of the properties of the Acquired Fund to the Acquiring Fund in exchange solely for voting shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by the Acquired Fund in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of _________, 2017 executed by the Trust on behalf of the Acquired Fund and the Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Trust on behalf of the Acquiring Fund, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Trust on behalf of the Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and the representation letters provided on behalf of the Acquiring Fund and the Acquired Fund.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.	The acquisition by the Acquiring Fund of all of the properties of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund each will be considered a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.	No gain or loss will be recognized by the Acquired Fund on the transfer of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

3.	No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares, except that, immediately prior to the Reorganization, the Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

4.	The tax basis of the Acquired Fund’s assets acquired by the Acquiring Fund will be the same to the Acquiring Fund as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

5.	No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

6.	No gain or loss will be recognized by the Acquired Fund Shareholders upon the receipt of the Acquiring Fund Shares by such shareholders, provided such shareholders receive solely the Acquiring Fund Shares (including fractional shares) in exchange for their Acquired Fund Shares.

7.	The aggregate tax basis of the Acquiring Fund Shares, including any fractional shares, received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares, including fractional shares, to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund Shares exchanged were held by such shareholder.

8.	The Acquiring Fund will succeed to the tax attributes of the Acquired Fund that are described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381 through 384 of the Code and the regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,